Filed Pursuant to Rule 424(b)(7)
Registration No. 333-182824

PROSPECTUS SUPPLEMENT

To prospectus dated July 24, 2012,

as supplemented by prospectus supplement

dated July 24, 2012

302,666 Shares

HCP, Inc.

Common Stock

This prospectus supplement amends and supplements the prospectus dated July 24, 2012, as supplemented by the prospectus supplement dated July 24, 2012, relating to the possible resale of shares of our common stock by certain holders of non-managing member units in HCPI/Utah II, LLC.

You should read this prospectus supplement in conjunction with the prospectus, as previously supplemented.  This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or previous supplements to it.  This prospectus supplement is qualified by reference to the prospectus, as previously supplemented, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus, as previously supplemented

Investing in our common stock involves risks.  See “Risk Factors” on page S-1 of the prospectus supplement and page 2 of the prospectus, each dated July 24, 2012, and “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2011, as well as the risk factors relating to our business contained in documents we file with the Securities and Exchange Commission which are incorporated by reference in the prospectus, as supplemented or amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the prospectus, as previously supplemented, is accurate or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 18, 2012

The information in the table appearing under the heading “Selling Stockholders” in the prospectus supplement dated July 24, 2012 is amended and supplemented by the following information, which includes information with respect to selling stockholders not previously listed in the prospectus supplement and supersedes information with respect to the selling stockholders listed below as of or prior to the date of this prospectus supplement.

The information in the following table is based on information provided to us by the selling stockholders listed below and is accurate to the best of our knowledge as of December 18, 2012.  We refer in this prospectus supplement to the 302,666 shares to which this prospectus supplement relates as the “resale shares.”

	Shares of Our Common Stock Owned Prior to the	Maximum Number of Shares of Our Common Stock Issuable Upon Exchange of Units of HCPI/Utah	Shares of Our Common Stock Owned Following the Exchange of Units of HCPI/Utah II, LLC		Maximum Number of Shares of Our Common Stock Offered	Shares of Our Common Stock Owned After Offering(4)
Name of Selling Stockholder	Exchange	II, LLC(1)	Shares	Percent(2)	Hereby(3)	Shares	Percent(2)
Ballet West	—	56	56	*	56	—	—
BG Gardner Family Trust	—	55,154	55,154	*	55,154	—	—
The Corporation of President of The Church of Jesus Christ of Latter-day Saints	—	450	450	*	450	—	—
United Way of Salt Lake	—	34	34	*	34	—	—

*                 Represents less than 1% of the total outstanding shares of our common stock.

(1)         Represents the number of shares of our common stock issuable upon exchange of all of the selling stockholders’ non-managing member units in HCPI/Utah II, LLC, including non-managing member units of HCPI/Utah II, LLC held by the selling stockholders that are not covered by the contractual registration rights that are the subject of this prospectus supplement.

(2)         Based on 452,934,566 shares of our common stock outstanding on December 17, 2012.

(3)         Represents all of the shares of our common stock that the selling stockholders may offer under this prospectus supplement.  The resale shares may be offered from time to time by the selling stockholders.

(4)         Assumes that the selling stockholders sell all of the resale shares offered pursuant to this prospectus supplement.  Also assumes that no transactions with respect to our common stock or the non-managing member units occur other than the exchange or the exchange and the offering, as applicable.

S-1

The information appearing under the heading “Material United States Federal Income Considerations” in the prospectus dated July 24, 2012 is supplemented and amended by the following information.

SUPPLEMENTAL MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

OF OUR COMMON STOCK

This discussion is a supplement to, and is intended to be read together with, the discussion in the accompanying prospectus under the heading “Material United States Federal Income Tax Considerations.” This summary of material federal income tax considerations is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular holders of our common stock in light of their personal investment or tax circumstances.

EACH PROSPECTIVE HOLDER IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO HIM OR HER OF ACQUIRING, HOLDING, EXCHANGING OR OTHERWISE DISPOSING OF OUR COMMON STOCK AND OF THE COMPANY’S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 and existing guidance issued thereunder will require, after December 31, 2013, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2016, gross proceeds from the sale of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in our common stock.

S-2